RECEIVED

2005 MAR -4 A 9:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

05006179

February 28, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (36th AGM Results) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

PROCESSED
MAR 07 2005
THOMSON
FINANCIAL

3/7

SAMSUNG ELECTRONICS

February 28, 2005

36th AGM Results

The 36th annual general meeting of shareholders was held on February 28, 2005, and all three AGM agendas were approved as submitted in their original forms.

Details

1. Agenda Item No.1: approved

- Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the 36th Fiscal Year (from January 1, 2004 to December 31, 2004)
  - Total assets: KRW 43,816,543 million
  - Total liabilities: KRW 9,376,134 million
  - Capital stock: KRW 897,514 million
  - Total shareholders' equity: KRW 34,440,409 million
  - Sales: KRW 57,632,359 million
  - Operating profit: KRW 12,016,877 million
  - Net income: KRW 10,786,742 million
  - Basic earnings per share: KRW 67,899

- Cash Dividends:
  - Year-end dividend: KRW 5,000 (common), KRW 5,050 (preferred)
  - Interim dividend: KRW 5,000 (common), KRW 5,000 (preferred)
  - Total payout(interim + year end): KRW 1,563,850,000,000
  - Dividend rate (interim + year end): 2.29 % (common), 3.47% (preferred)

2. Agenda Item No. 2: approved

- Appointment of an Executive Director (Mr. In-Joo Kim)

3. Agenda Item No. 3: approved

- Approval of the Compensation Ceiling for the Directors

SAMSUNG ELECTRONICS
SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

February 28, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Investment in the LCD 7-2 Line) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG ELECTRONICS

February 25, 2005

Investment in the LCD 7-2 Line

On Feb. 25, 2005, the management committee has authorized an investment in the LCD 7-2 line to enhance our cost competitiveness and to meet growing demand for LCD panels.

▫ **Details**

1.Investment amount: KRW 2,080,900,000,000

2. Products: LCD panels for TVs and monitors

3. Financing: Cash on hand

4. Location: Chungcheongnam-do Asan-si, Korea